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                                                                EXHIBIT 99(a)(3)

To: Ariba Employees

Today, Ariba is announcing an important and exciting opportunity for all employees who have Ariba, Inc. employee stock options.

As you know, the equity markets have been incredibly volatile this past year. So much that even the best of the best companies have not been insulated from unforeseen dramatic movements in stock price. The NASDAQ has been down 49% and the B2B sector as a group has been down over 86% from their respective 52-week highs.

The management team at Ariba recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the stock is today.

In response to this unusual situation, we are announcing the Ariba Employee Stock Option Exchange Program. This voluntary program allows Ariba employees who are not Senior Vice Presidents or above, to cancel existing options and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation and no later than October 15, 2001. The new grant(s) will have the same vesting schedule(s) as the original grant(s).

This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the company's earnings growth.

You will soon receive an email from Stock Programs that details the Employee Stock Option Exchange program, the possible benefits and risks, and what you need to do if you choose to participate in the program. I encourage you to review the material in detail and consider your decision carefully.

Speaking for all of management, we continue to believe that Ariba's opportunities for growth are better than ever and, as always, want to provide the best ways to reward employees for our execution on those opportunities. I believe that this program is an important indication of our appreciation for the entire Ariba team.

Sincerely,
Keith